FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* LA BLANC, ROBERT E.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION (TTN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _____ 10% Owner ____ Officer _____ Other (give title below) (specify below)
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year OCTOBER 1, 2002
(Street) SAN DIEGO, CA 92121
5.  If Amendment, Date of Original
     (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	October 1, 2002		A(1)		519	A	$9.6450	38,535	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Under- lying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amt. or # of Shares
DIRECTORS
  STOCK
  OPTIONS

25,218(2)
D

Explanation of
Responses:

 (1)  Shares
were acquired in lieu of director’s fees on October 1, 2002
under issuer’s 2000 Employee and Director Stock Option and
Incentive Plan.

 (2)  Amount carried forward from Form 4 previously filed
by the reporting person for September 25, 2002.

       /s/ Robert E. La
Blanc

 **Signature of Reporting Person

     October 2,
2002
 Date

 Reminder:

 Report on a separate line
for each class of securities beneficially owned directly or
indirectly.

 *

 If the form is filed by
more than one reporting person, see Instruction
4(b)(v).

 **

 Intentional misstatements
or omissions of facts constitute Federal Criminal Violations
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note:

 File three copies of this
Form, on of which must be manually signed. If space is
insufficient, see Instruction 6 for procedure